UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Third Quarter 2024 Results release, dated November 7, 2024	4

2.	Q3 2023 Earnings Presentation	8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  November 7, 2024

Third Quarter 2024 Results

Grifols Delivers Strong Third-Quarter Performance Led by Biopharma 12.1% Growth

•	Revenue increased by 12.4% cc1 to EUR 1,793 million for the third quarter driven by Biopharma (+12.1% cc), with a year-to-date revenue of EUR 5,237 million, an increase of 9.1% cc

•	Adjusted EBITDA in the third quarter grew by 26.7% cc to EUR 462 million (25.8% margin), bringing year-to-date EBITDA to EUR 1,253 million (23.9% margin) driven by product mix, lower cost per liter and operational leverage

•	Free Cash Flow[2] increased to EUR 127 million in the quarter primarily driven by improved working capital management

•	Net profit was EUR 52 million (EUR 88 million YTD), impacted by non-recurring financial and tax expenses associated with the debt reduction following the sale of the 20% of SRAAS. Net income excluding one-offs amounted to EUR 264 million for the first nine months of the year

•	Leverage ratio[3] declined sequentially to 5.1x from 6.8x in Q1’24

•	Reaffirmed guidance for full year 2024

Barcelona, Spain – November 7, 2024 – Grifols (MCE:GRF, MCE:GRF.P, NASDAQ:GRFS), a global healthcare company and leading manufacturer of plasma-derived medicines, reported strong third quarter results, delivering sequential improvement across key metrics.

Nacho Abia, Chief Executive Officer, commented, “I am proud of the strong third quarter performance delivered by the entire Grifols team. We have successfully built growth momentum, maintained disciplined cost control and advanced our continuous improvement initiatives. With this work underway, and our strong fundamentals, we continue to make progress on achieving our 2024 targets.”

Rahul Srinivasan, Chief Financial Officer, said “This record-breaking quarter stands as a testament to the passion and commitment of our entire team at Grifols towards our mission of improving patients' lives globally and supporting our donors. We remain firmly focused on our ongoing priorities of deleveraging and free cash flow generation.”

Business Segment Performance

In the third quarter of 2024, total revenue reached EUR 1,793 million, a year-over-year increase of 12.4% cc (12.2% on a reported basis). This brought year-to-date revenue to EUR 5,237 million, up 9.1% cc (8.6% reported), driven by strength in Biopharma.

Note: For comparative purposes with YTD Q3’24, the financial statements for Q3'23 and Q4’23 have been re-expressed according to the Inside Information released on July 30, 2024, and further disclosed in accordance with Note 2(d) of the Consolidated Interim Financial Statements for H1'24

1 Operating or constant currency (cc) excludes changes rate variations reported in the period

2 Excluding SRAAS transaction

3 Defined as per the Credit Agreement

Biopharma revenue grew by 12.1% cc (12.1% reported) in Q3’24 to EUR 1,533 million across key geographies, supported by strong demand for key proteins, particularly immunoglobins (+16.6% cc) and albumin (+11.7% cc) in the U.S. and international markets. Year-to-date revenue grew by 9.9% cc (9.6% reported) to EUR 4,455 million.

The immunoglobin franchise grew by 14.3% cc in the first nine months of the year as a result of successful launches in Europe and strong performance in the U.S. of subcutaneous immunoglobulin (SCIG), which increased by 51.8% cc. Albumin grew by 10.3% cc year-to-date, mainly driven by higher demand in China. Additionally, Alpha-1 and specialty proteins grew 1.3% cc year-to-date, driven by higher demand of Rabies in the US, while Alpha-1’s saw a paced recovery in the third quarter following the strategic transition of our specialty pharma distributor in the U.S.

Diagnostic sales were up 1.7% cc (+0% reported) on a like-for-like basis4 to EUR 479 million in the first nine months of the year, increasing 1.3% cc (+0% reported) in the third quarter. Improved performance was mainly driven by Blood Typing Solutions, up 13.7% cc year-to-date (+11.4% cc in the quarter), as well as our Nucleic Acid Testing Donor Screening (NAT) business, which grew by 3.5% cc in the third quarter.

Plasma supply continues to be managed efficiently, with cost per liter (CPL) declining modestly in the third quarter, further extending the significant drop since peak cost in July 2022. The outlook for plasma costs remains positive, with opportunities for further cost reductions stemming from continuous improvement initiatives aimed at increasing efficiencies.

Financial Performance and Leverage

Adjusted EBITDA in the third quarter was EUR 462 million with a 25.8% margin, an increase of 26.7% cc (24.6% reported) compared to the third quarter of 2023. Year-to-date, adjusted EBITDA was EUR 1,253 million, an increase of 25.0% cc (23.1% reported). This performance reflects an enhanced product mix, gross margin improvement following the reducing of cost per liter reported over the last quarters, and strong commercial execution and operational leverage.

Reported EBITDA for the third quarter was EUR 425 million and EUR 1,149 million in the first nine months of 2024, with margins of 23.7% and 21.9%, respectively. In the third quarter, reported EBITDA mainly included close to EUR 30 million of non-recurring transaction and restructuring costs and EUR 5 million from the Biotest Next Level (BNL) project5.

Reported net profit stands at EUR 88 million year-to-date, an increase of EUR 102 million year-over-year, driven by a strong third quarter total of EUR 52 million. Net profit was impacted by certain non-recurring financial and tax expenses associated with the Company’s efforts to reduce debt and the SRAAS transaction. Excluding these items, the Company’s net profit amounted to EUR 264 million in the first nine months of the year.

4 Excluding the EUR 19 million commercial true-up in Immunoassay Donor Screening (formerly Recombinant proteins) from the first quarter of 2023. Including this amount, Diagnostic performance stands at -2.1% cc (-3.8% reported) on a year-to-date basis vs. PY

5 Next Level (BNL) is a one-off project aimed to increase production capacity in Dreieich, Germany

Free Cash Flow6 increased to EUR 127 million for the third quarter, reflecting sequential improvement compared to the EUR 253 million deficit in the first quarter and EUR 57 million in the second quarter. Third quarter Free Cash Flow was mainly driven by improved working capital management.

As of September 30, 2024, Grifols had a net financial debt as per the Credit Facility of EUR 8,128 million. This amount does not include the impact of the financial obligations related to leasing, primarily of plasma centers (IFRS 16) – the related impact is EUR 1,080 million. Therefore, net financial debt on the Balance Sheet stood at EUR 9,208 million. Liquidity position stands at EUR 704 million.

Deleveraging remains a top priority, with the leverage ratio standing at 5.1x7 for the quarter, down from 5.5x in the second quarter of 2024 and 6.8x in the first quarter. The company remains focused on strengthening its financial profile, as evidenced by the allocation of all proceeds from the
EUR 1.6 billion SRAAS asset sale to reduce the 2025 Senior Secured Notes and 2027 Term Loan B’s in the third quarter.

Alternative Performance Measures (APMs)

This document contains the following Alternative Performance Measures (APMs): Consolidated EBITDA Reported, Consolidated EBITDA Adjusted, Leverage Ratio as per the Credit Facility, Net Debt as per the Credit Facility, Free Cash Flow, Working Capital, and non-recurring items. For further details on the definition, explanation on the use, and reconciliation of APMs, please see the Appendix of the Presentation as well as the “Alternative Performance Measures” document from our website www.grifols.com/en/investors.

CONFERENCE CALL

Grifols will host a conference call today, Thursday, November 7, 2024, at 6:30pm CET / 12:30pm EST to provide a Business Update and its Third Quarter 2024 Financial Results. To view and listen to the webcast and view the presentation, click on Grifols Q3’24 Results or visit the website www.grifols.com/en/investors. Participants are advised to register in advance of the conference call.

INVESTORS:

Investors Relations & Sustainability

inversores@grifols.com - investors@grifols.com

sostenibilidad@grifols.com - sustainability@grifols.com

Tel. +34 93 571 02 21

6 Excluding SRAAS transaction

7 Defined as per the Credit Agreement

MEDIA CONTACTS:

Grifols Press Office media@grifols.com / Tel. +34 93 571 00 02

Spain

Duomo Comunicación

Tel.: +34 91 311 92 89 – +34 91 311 92 90

Raquel Lumbreras (M. +34 659 572 185)

Raquel_lumbreras@duomocomunicacion.com

Borja Gómez (M. +34 650 402 225)

Borja_gomez@duomocomunicacion.com

About Grifols

Grifols is a global healthcare company founded in Barcelona in 1909 committed to improving the health and well-being of people around the world. A leader in essential plasma-derived medicines and transfusion medicine, the company develops, produces, and provides innovative healthcare services and solutions in more than 110 countries.

Patient needs and Grifols’ ever-growing knowledge of many chronic, rare and prevalent conditions, at times life-threatening, drive the company’s innovation in both plasma and other biopharmaceuticals to enhance quality of life. Grifols is focused on treating conditions across a broad range of therapeutic areas: immunology, hepatology and intensive care, pulmonology, hematology, neurology, and infectious diseases.

A pioneer in the plasma industry, Grifols continues to grow its network of donation centers, the world’s largest with over 390 across North America, Europe, Africa and the Middle East, and China.

As a recognized leader in transfusion medicine, Grifols offers a comprehensive portfolio of solutions designed to enhance safety from donation to transfusion, in addition to clinical diagnostic technologies. It provides high-quality biological supplies for life-science research, clinical trials, and for manufacturing pharmaceutical and diagnostic products. The company also supplies tools, information and services that enable hospitals, pharmacies and healthcare professionals to efficiently deliver expert medical care.

Grifols, with more than 23,000 employees in more than 30 countries and regions, is committed to a sustainable business model that sets the standard for continuous innovation, quality, safety, and ethical leadership.

In 2023, Grifols’ economic impact in its core countries of operation was EUR 9.6 billion. The company also generated 193,000 jobs, including indirect and induced.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ through ADRs (NASDAQ:GRFS). For more information about Grifols, please visit www.grifols.com

Forward-Looking Statements

This note contains forward-looking information and statements about Grifols based on current assumptions and forecast made by Grifols management, including pro forma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions.

Although Grifols believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Grifols.

- 1 - Q3 2024 Results Q3 2024 Results November 7, 2024

Legal Disclaimer

Important Information

This presentation does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC, the Spanish Securities Market and Investment Services Law (Law 6/2023, of 17 March, as amended and restated from time to time), Royal Decree 814/2023, of November 8, and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. This information has not been audited.

Forward-Looking Statements

This presentation contains forward-looking information and statements about Grifols based on current assumptions and forecast made by Grifols management, including pro forma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words "expected", "potential", "estimates" and similar expressions.

Although Grifols believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Grifols.

Alternative Performance Measures (APMs)

This document and any related conference call or webcast (including a Q&A session) contain, in addition to the financial information prepared in accordance with IFRS, alternative performance measures ('APMs') as defined in the guidelines issued by the European Securities and Markets Authority ('ESMA') on October 5, 2015. APMs are used by Grifols' management to evaluate the group's financial performance, cash flows or financial position in making operational and strategic decisions for the group and therefore are useful information for investors and other stakeholders. Certain key APMs form part of executive directors, management and employees' remuneration targets.

APMs are prepared on a consistent basis for the periods presented in this document. They should be considered in addition to IFRS measurements, may differ to definitions given by regulatory bodies relevant to the group and to similarly titled measures presented by other companies. They have not been audited, reviewed or verified by the external auditor of Grifols. For further details on the definition, explanation on the use, and reconciliation of APMs, please see the appendix as well as the "Alternative performance measures" document from our website www.grifols.com/en/investors.

Basis of Presentation

For comparative purposes with YTD Q3'24, the financial statements for Q3'23 and Q4'23 have been re-expressed according to the Inside Information released on July 30, 2024, and further disclosed in accordance with Note 2(d) of the Consolidated Interim Financial Statements for H1'24.

Q3 2024 Results - 2 - GRIFOLS

- 3 - Q3 2024 Results 01 02 03 04 Introductory Remarks Business Performance Financials Final remarks Annex 05 Agenda Nacho Abia Chief Executive Officer (CEO) Rahul Srinivasan Chief Financial Officer (CFO)

- 4 - Q3 2024 Results Nacho Abia Chief Executive Officer (CEO) Continued Delivery of Sequentially Strong Quarterly Performance Led by Biopharma

Introductory Remarks | Business Performance | Financials | Final remarks | Annex

Accelerating Performance and Executing on Strategy

Q3 Figures

Q3 Figures	Variation vs. PY (% at cc)
REVENUE €1,793m	+12.4%
EBITDA ADJ. €462m Margin 25.8%	+26.7%
FREE CASH FLOW[1] €127m	+€97m
LEVERAGE RATIO[2] 5.1x	6.8x Q1'24

Financials

- Solid growth across all Business Units and core markets
- Margin expansion driven by product mix, lower Cost per liter and operational leverage
- Liquidity EUR 704m
- Reiterating FY24 guidance

Plasma

- Efficient management of supply
- Cost Per Liter continued to decline
- Executing on initiatives to increase plasma and manufacturing efficiencies

Innovation

- On track to achieve 2024 milestones
- Fibrinogen's regulatory progress started in EU and on track in the U.S.
- GigaGen awarded U.S. BARDA contract to develop its recombinant polyclonal antibody therapeutic platform

Sustainability

- Advancing on our sustainability agenda
- Achieved our highest-ever score in the 2024 S&P Global CSA[2]
- Awarded Gold Medal by EcoVadis

Note: All figures are presented on a consolidated basis (including Biotest), and at constant currency (cc), excluding exchange rate fluctuations over the period. See annexes for reconciliations.
[1] Excluding SRAAS transaction; [2] Defined as per the Credit Agreement; refer to Annex; [2] Corporate Sustainability Assessment (CSA).

Q3 2024 Results - 5 - GRIFOLS

- 6 - Q3 2024 Results Delivering Sequential Improvement in Key Metrics €(253)m €57m €127m Q1'24 Q2'24 Q3'24 6.8 x 5.5 x 5.1 x Q1'24 Q2'24 Q3'24 5.5% 9.3% 12.4% Q1'24 Q2'24 Q3'24 Quarterly Adj. EBITDA Margin LTM Adj. EBITDA Note: All figures are presented on a consolidated basis (including Biotest), and at constant currency (cc), excluding exchang e r ate fluctuations over the period. See annexes for reconciliations. 1 Excluding SRAAS transaction proceeds; 2 Defined as per the Credit Agreement Introductory Remarks Business Performance Financials Final remarks Annex Revenue growth (at cc) EBITDA Adjusted € 1,514 m € 1,605 m € 1,697 m 21.6% 24.2% 25.8% 18% 20% 22% 24% 26% 28% 1300 1350 1400 1450 1500 1550 1600 1650 1700 Q1'24 Q2'24 Q3'24 Free Cash Flow 1 Leverage Ratio 2

Introductory Remarks | Business Performance | Financials | Final remarks | Annex

Continued Strong Revenue Growth

Revenues *(in million EUR)*


+9.1%
+8.6%
4,822
404
11
45
5,260
23
5,237
YTD Q3'23
Biopharma
Diagnostic
Bio Supplies and others
YTD Q3'24 CC
FX
YTD Q3'24

Biopharma — **+9.9%** YTD Q3'24 — **+12.1%** Q3'24

- Growth across core geographies
- Positive product mix
- Strong growth of albumin in China
- Alpha-1 trend improving

Diagnostic — **+1.7%** YTD Q3'24 — **+1.3%**[1] Q3'24

- BTS[2] driving growth at double-digits
- Strong underlying NAT business
- IDS[3] one-off in Q1'23 impacting YTD growth

Note: All figures are presented on a consolidated basis (including Biotest), and at constant currency (cc), excluding exchange rate fluctuations over the period. See annexes for reconciliations.
[1] Underlying growth excluding one-off in Q1'23 revenues related to a €19m commercial true-up in Diagnostic; [2] Blood Typing Solutions; [3] Immunoassay Donor Screening (IDS), previously named Recombinant Proteins

Q3 2024 Results - 7 - GRIFOLS

Introductory Remarks | **Business Performance** | Financials | Final remarks | Annex

Biopharma

Immunoglobulin Leads Biopharma's Double-Digit Growth

Strong growth driven by key proteins

(Revenue growth at cc)


Q1'24
Q2'24
Q3'24
8.9%
9.4%
12.1%
+12.5%
+13.7%
+16.6%
+7.1%
+11.9%
+11.7%
+4.4%
-4.1%
+3.8%

Biopharma
+9.9% YTD

Immunoglobulin
+14.3% YTD

- IVIG (+13% YTD) strong demand driven by the U.S. and international markets
- SCIG (+52% YTD) continued strong momentum led by the U.S. and EU recent launches

Albumin
+10.3% YTD

- Higher demand in China
- Competitive market dynamics in certain markets

Alpha-1 and specialty proteins
+1.3% YTD

- Alpha-1 paced recovery following the specialty pharma distributor transition in the U.S.
- Rabies' higher demand in the U.S.

Note: All figures are presented on a consolidated basis (including Biotest), and at constant currency (cc), excluding exchange rate fluctuations over the period.

Q3 2024 Results - 8 - GRIFOLS

Introductory Remarks | **Business Performance** | Financials | Final remarks | Annex

Biopharma

Driving Operational and Efficiency Improvements

Driving Commercial Performance

Strengthening product offering	• Xembify® accelerating with 8 EU launches in 2024 • Improved pull-through trends on IG brands • Moderately gaining IG market share • Reinforcing value proposition for Alpha-1 patients
Increasing momentum in U.S. and sustained EU growth	• Europe driving double-digit growth
Life cycle management and new product development	• Xembify® bi-weekly dosing FDA approval in July'24 • Alpha-1 AT-15% SC ph.1/2 first patient enrolled • Fibrinogen EU MAA submitted and on track for BLA U.S.
Building capabilities	• Building skills and new capabilities in the U.S. commercial team

Improving Operational Effectiveness

01 Well-invested to further capture growth with 405 plasma centers across the U.S., Europe, Canada and Egypt

02 Leveraging on new technologies and process efficiencies to further expand market share

03 Maximizing IG yields with nomogram deployment and manufacturing processes

04 Operational excellence in all business areas

05 Focus on donor experience to bolster donor satisfaction

Q3 2024 Results - 9 - GRIFOLS

Introductory Remarks | **Business Performance** | Financials | Final remarks | Annex

Biopharma

On Track to Accomplish 2024 Innovation Milestones

Milestone	H1	H2	Status
Alpha-1 AT 15% SC Phase 1/2 Cohort 2 Tx 1: First patient enrolled	H1		Completed
PRECIOSA Last Patient Out – LPLV	H1		Completed
OSIG in **DED** – Start of GLP Preclinical studies	H1		Completed
Yimmugo BLA FDA approval	H1		Completed
Xembify® bi-weekly dosing FDA approval		H2	Completed
GIGA2339 in **HBV** Phase 1 IND submission		H2	Completed
PRECIOSA topline results		H2	On track
Gamunex in bags conformance lots production		H2	Completed
Fibrinogen Congenital & Acquired Deficiency MAA/BLA submission		H2	Completed: MAA submitted[1]; On track: FDA BLA on track

GigaGen A Grifols Company

GigaGen platform further demonstrated by the U.S. BARDA

- Awarded a contract to develop a recombinant polyclonal therapeutic for two proteins targeting:
  - All 7 serotypes of Botulinum neurotoxins (BoNTs)
  - Second biothreat to be determined at a later time
- To support the creation, manufacturing and initial clinical development
- Contract valued of up to $135 million spread over 6 years

[1] The MAA follows a Decentralized Procedure (DCP) with the Reference Member State Germany (PEI) and the Concerned Member States Austria (AGES) and Spain (AEMPS)

Q3 2024 Results - 10 - GRIFOLS

Introductory Remarks | **Business Performance** | Financials | Final remarks | Annex

Diagnostic

Strengthening Leadership in Transfusion Medicine

	① Secure leadership in the IVD Transfusion Medicine segment		② Leverage new testing platforms to enter Clinical Diagnostics segment	③ Create further synergies with Biopharma
	Transfusion Medicine		**Clinical Diagnostics**	**Premium Solutions**
	Blood Typing Solutions	**Donor Screening**		
Business segment	**Growing** business seizing to become the leading player	**Stabilized** business prepared for steady growth	Become an innovative, sizable and specialized player	Support Biopharma testing programs & new drug development
Strategic short-term levers	• Execute on commercial plan • Strengthen presence in core markets • Continue increasing profitability • Developing next-gen BTS instruments to further boost growth	• Manage Procleix Panther Life-Cycle • Retain strategic accounts • Developing new immunoassay technology for blood and plasma screening		
YTD Q3'24 Performance	• Double-digit growth in key countries • Eflexis instrument gains further traction • Secured tenders in key markets	• Blood donations volume stable in U.S. • Inroads in the tissue and organ testing market segment • Secured tenders in growing markets		

Q3 2024 Results - 11 - GRIFOLS

- 12 - Q3 2024 Results Rahul Srinivasan Chief Financial Officer (CFO) Clear Business Momentum and Strengthening Financial Profile

- 13 - Q3 2024 Results Introductory Remarks Business Performance Financials Final remarks Annex CFO First Impressions Mission - Focused Organization committed to mission of improving patients’ lives globally and serve donors Strong Foundation, A Market Leading Position and Scale Benefiting from the bold and visionary actions from the past Highly Attractive Business Fundamentals Strong prospects with diminishing extraordinary growth capex headwinds Financial Discipline Analytical rigor, risk management and cost and capital allocation discipline; continuing relentless focus on deleveraging and improving free cash flow generation Upside Potential Driving continuous improvement and operational excellence Communication A significant communication and engagement opportunity with all stakeholders

- 14 - Q3 2024 Results Q3 & YTD’24: A Record EBITDA Adj. Quarter, Strong Growth Across the Board Note: All figures are presented on a consolidated basis (including Biotest). When specified, figures presented at currency (c c), excluding exchange rate fluctuations over the period. See annexes for reconciliations. 1 Excluding SRAAS transaction; 2 Defined as per the Credit Agreement; 3 Pro - forma for €1.3bn senior secured notes refinancing senior unsecured notes maturing in 2025 Introductory Remarks Business Performance Financials Final remarks Annex Var vs. PY Reported Var vs. PY Reported +9.1% cc 5,237 +12.4% cc 1,793 REVENUE +14.5% cc 2,028 +16.6% cc 727 GROSS PROFIT +150bps 38.7% +110bps 40.5% Margin +25.0% cc 1,253 +26.7% cc 462 EBITDA ADJ. +270bps 23.9% +260bps 25.8% Margin +131.0% 233 +24.5% 119 PROFIT BEFORE TAX n/a 88 n/a 52 NET RESULT +144 (69) +97 127 FREE CASH FLOW 1 6.8x (Q1’24) 5.1x - - Total net leverage ratio LEVERAGE RATIO 2 4.5x (Q1’24) 3 3.1x - - Net secured leverage ratio Q3 2024 YTD 2024 (in million EUR except %)

Introductory Remarks | Business Performance | **Financials** | Final remarks | Annex

Significant Growth in EBITDA and Margin Vs. a Record 2023

EBITDA Adjusted *(in million EUR)*


Quarter
Year-to-date
One-offs
EBITDA Reported
+260bps
23.2%
371
+26.7%
25.8%
462
357
425
Q3'23
Q3'24
+270bps
21.2%
1,018
+25.0%
23.9%
1,253
869
1,149
YTD Q3'23
YTD Q3'24

Business momentum, operational excellence and operational leverage being key drivers

- Volume growth
- Further Cost per Liter decline
- Plasma and Manufacturing yields improvement
- Operational leverage

Note: All figures are presented on a consolidated basis (including Biotest), and at constant currency (cc), excluding exchange rate fluctuations over the period. See annexes for reconciliations.

Q3 2024 Results - 15 - GRIFOLS

- 16 - Q3 2024 Results 24% 24% 29% 25% 24% 23% 8.0% 13.0% 18.0% 23.0% 28.0% 0 400 800 1200 1600 2000 2019 2020 2021 2022 2023 LTM Q3'24 Opex % revenues Robust Rebound in EBITDA Adjusted Margin and Notable Operational Leverage Momentum Introductory Remarks Business Performance Financials Final remarks Annex 28.6% 27.4% 20.6% 20.2% 22.2% 24.2% -30.0% 0 500 1,000 1,500 2,000 2019 2020 2021 2022 2023 LTM Q3'24 EBITDA Adjusted EBITDA Adjusted Margin EBITDA Adjusted 1 (in million EUR except %) Operational Expenses 2 (in million EUR) Note: All figures are presented on a consolidated basis (including Biotest), and at constant currency (cc), excluding exchang e r ate fluctuations over the period. See annexes for reconciliations. Figures for 2022 have been re - expressed according to the Insi de Information released on July 30, 2024 1 In 2019 and 2020, it corresponds to Underlying EBITDA reported at that time, which also considered certain one - off adjustments; 2 Opex excludes one - offs for the period FY22 - Q3’24, as consistently reported in annexes

Introductory Remarks | Business Performance | **Financials** | Final remarks | Annex

Continued Focus on Free Cash Flow is Yielding Results

EBITDA Adjusted to Free Cash Flow reconciliation *(in million EUR)*

		Q1'24	Q2'24	Q3'24	YTD Q3'24
EBITDA Adjusted		**350**	**441**	***462***	***1,253***
Inventories		*(130)*	*(3)*	59	(74)
Receivables		*(154)*	*64*	(19)	(109)
Payables		*(56)*	*103*	*(62)*	*(15)*
Net working capital	❶	**(339)**	**164**	**(23)**	**(198)**
CAPEX	❷	(38)	(43)	(51)	(132)
IT and R&D	❷	(22)	(41)	(33)	(96)
Taxes		(4)	(59)	(32)	(95)
Interests	❸	(106)	(233)	(55)	(395)
Others		(66)	(33)	15	(84)
Free Cash Flow before extraordinary items		**(225)**	**196**	**282**	**253**
Extraordinary Growth CAPEX	❹	(23)	(119)	(114)	(256)
Transaction and restructuring costs	❺	(5)	(20)	(41)	(66)
Free Cash Flow		**(253)**	**57**	**127**	**(69)**

Operating Cash Flow improvement fully offsetting extraordinary growth CAPEX

1. Working capital management focus
2. Disciplined approach to CAPEX, IT and R&D expenses
3. Interest expenses declined due to timing of coupon payments
4. ImmunoTek payments in FY24
5. Transaction and restructuring costs: linked to Operational Improvement Plan

– Liquidity EUR 704m

Note: All figures are presented on a consolidated basis (including Biotest). The EBITDA Adjusted to Free Cash Flow reconciliation above excludes the SRAAS transaction. See annexes for reconciliations.

Q3 2024 Results - 17 - GRIFOLS

- 18 - Q3 2024 Results 7% 6% 6% 5% 3% 7% (incl. extraordinary) 3% 0% 1% 2% 3% 4% 5% 6% 7% 8% 0 100 200 300 400 500 2019 2020 2021 2022 2023 LTM Q3'24 Extraordinary CAPEX (primarily ImmunoTek) Growth CAPEX Maintenance CAPEX Diminishing Extraordinary Growth Capex Impact and Improving Inventory Management Introductory Remarks Business Performance Financials Final remarks Annex CAPEX Investments (in million EUR except %) Note: All figures are presented on a consolidated basis (including Biotest), and at constant currency (cc), excluding exchang e r ate fluctuations over the period. See annexes for reconciliations. Figures for 2022 have been re - expressed according to the Inside Information released on July 30, 2024 1 Stock turnover in days calculated as inventory / COGS LTM 310 237 278 307 309 295 0% 5000% 10000% 15000% 20000% 25000% 30000% 35000% 0 1,000 2,000 3,000 4,000 2019 2020 2021 2022 2023 LTM Q3'24 Inventory (in million EUR) Inventory turnover (in days) Inventory 1

Introductory Remarks | Business Performance | Financials | Final remarks | Annex

Strengthening our Financial Profile

Used SRAAS sale proceeds[1] to reduce bonds and term loans
(as of Q3 2024, in million EUR)

Sources	*(million EUR)*
SRAAS Proceeds	1,560
Total Sources	**~1,560**

Uses	*(million EUR)*
EUR Term Loans Pro Rata reduction	392
EUR Term Loans Pro Rata reduction	673
Repayment Feb. 2025 Senior Secured Bond	495
Total Uses	**~1,560**

Near-term priorities

01 Achieving FY24 Free Cash Flow guidance

02 Continued deleveraging focus

03 Extension of RCF underway

04 Terming out funded Senior Secured debt maturing in 2025

[1] Net of transaction costs

Q3 2024 Results - 19 - GRIFOLS

- 20 - Q3 2024 Results Nacho Abia Chief Executive Officer (CEO) Final Remarks Setting the Course for Long - Term Success

Setting the Course for Long-Term Success

01

Strengthened **Executive Leadership** with new CFO Rahul Srinivasan as key addition

02

Strong Q3'24 results and **no changes** to **FY24 guidance**, reiterating solid fundamentals

03

Reiterate strong commitment to **cash flow generation** and **deleveraging** priorities

04

Plasma industry growth momentum driven by robust underlying demand in U.S. and EU

05

Further enhancing **operations** and increasing **efficiencies**

06

Accelerating **R&D pipeline** to strengthen **product offering**, add **new indications** and launch **new products** to the market

Q3 2024 Results - 21 - GRIFOLS

- 22 - Q3 2024 Results ANNEX

- 23 - Q3 2024 Results Revenue | Q3 2024 Q3 2024 Q3 2023 In thousands of euros Reported At cc* Revenue by Business Unit 1,792,956 1,597,481 12.2% 12.4% Biopharma 1,532,745 1,367,663 12.1% 12.1% Diagnostic 156,292 156,283 0.0% 1.3% Bio Supplies 53,698 36,056 48.9% 48.7% Others & intersegments 50,221 37,479 34.0% 34.2% Revenue by Country 1,792,956 1,597,481 12.2% 12.4% US + CANADA 1,044,035 970,208 7.6% 7.2% EU 359,448 289,423 24.2% 24.2% ROW 389,474 337,850 15.3% 17.0% * Constant currency (cc) excludes exchange rate fluctuations over the period. Grifols Grifols Grifols % vs PY

- 24 - Q3 2024 Results Revenue | 2024 YTD 2024 YTD 2023 YTD In thousands of euros Reported At cc* Revenue by Business Unit 5,236,568 4,822,427 8.6% 9.1% Biopharma 4,455,100 4,065,878 9.6% 9.9% Diagnostic 478,835 497,772 (3.8%) (2.1%) Bio Supplies 163,261 118,670 37.6% 37.5% Others & intersegments 139,371 140,106 (0.5%) (0.0%) Revenue by Country 5,236,568 4,822,427 8.6% 9.1% US + CANADA 3,007,232 2,893,072 3.9% 4.2% EU 1,109,757 916,955 21.0% 21.0% ROW 1,119,579 1,012,400 10.6% 12.3% * Constant currency (cc) excludes exchange rate fluctuations over the period. Grifols Grifols Combined Grifols % vs PY

P&L | Q3 2024

In thousands of euros	Q3 2024 Grifols Reported	Q3 2024 Grifols One-offs	Q3 2024 Grifols Reported excl. One-offs	Q3 2023 Grifols Reported	Q3 2023 Grifols One-offs	Q3 2023 Grifols Reported excl. One-offs	% vs PY Grifols Reported	% vs PY Grifols Reported excl. One-offs
Net Revenue	**1,792,956**	-	**1,792,956**	**1,597,481**		**1,597,481**	**12.2%**	**12.2%**
Cost of Sales	(1,066,201)	9,750	(1,056,451)	(967,821)	1,690	(966,131)	(10.2%)	(9.3%)
Gross Margin	**726,755**	**9,750**	**736,505**	**629,661**	**1,690**	**631,351**	**15.4%**	**16.7%**
% Net revenue	*40.5%*	-	*41.1%*	*39.4%*		*35.2%*	-	-
R&D	(87,878)	941	(86,937)	(88,448)	769	(87,679)	0.6%	0.8%
SG&A	(319,425)	29,579	(289,846)	(301,815)	11,346	(290,469)	(5.8%)	0.2%
Operating Expenses	**(407,303)**	**30,520**	**(376,783)**	**(390,262)**	**12,115**	**(378,147)**	**(4.4%)**	**0.4%**
Share of Results of Equity Accounted Investees - Core Activities	(2,420)	-	(2,420)	7,518		7,518	(132.2%)	(132.2%)
OPERATING RESULT (EBIT)	**317,032**	**40,270**	**357,302**	**246,917**	**13,805**	**260,722**	**28.4%**	**37.0%**
% Net revenue	*17.7%*	-	*19.9%*	*15.5%*		*16.3%*	-	-
Financial Result	(197,613)	39,336	(158,277)	(150,936)		(150,936)	(30.9%)	(4.9%)
Share of Results of Equity Accounted Investees	-	-	-	(65)		(65)	100.0%	100.0%
PROFIT BEFORE TAX	**119,419**	**79,606**	**199,025**	**95,916**	**13,805**	**109,722**	**24.5%**	**81.4%**
% Net revenue	*6.7%*	-	*11.1%*	*5.3%*		*6.1%*	-	-
Income Tax Expense	(37,441)	(17,760)	(55,201)	(5,578)	(3,451)	(9,029)	(571.2%)	(511.4%)
% of pre-tax income	*31.4%*	-	*27.7%*	*4.7%*		*7.6%*	-	-
CONSOLIDATED PROFIT	**81,978**	**61,846**	**143,824**	**90,338**	**10,354**	**100,693**	**(9.3%)**	**42.8%**
Results Attributable to Non-Controlling Interests	(30,287)	(1,903)	(32,190)	(34,464)	(183)	(34,647)	12.1%	7.1%
GROUP PROFIT	**51,691**	**59,943**	**111,634**	**55,875**	**10,171**	**66,046**	**(7.5%)**	**69.0%**
% Net revenue	*2.9%*	-	*6.2%*	*3.1%*		*2.5%*		

Q3 2024 Results - 25 - GRIFOLS

P&L | 2024 YTD

In thousands of euros	2024 YTD Grifols Combined Reported	One-offs	Reported excl. One-offs	2023 YTD Grifols Combined Reported	One-offs	Reported excl. One-offs	% vs PY Grifols Combined Reported	Reported excl. One-offs
Net Revenue	**5,236,569**	**-**	**5,236,569**	**4,822,427**	**(18,830)**	**4,803,597**	**8.6%**	**9.0%**
Cost of Sales	(3,208,525)	43,043	(3,165,482)	(3,030,663)	28,689	(3,001,974)	(5.9%)	(5.4%)
Gross Margin	**2,028,044**	**43,043**	**2,071,087**	**1,791,764**	**9,859**	**1,801,623**	**13.2%**	**15.0%**
% Net revenue	*38.7%*	-	*39.6%*	*37.2%*		*34.4%*		
R&D	(269,035)	2,542	(266,493)	(281,697)	5,810	(275,887)	4.5%	3.4%
SG&A	(985,812)	77,241	(908,571)	(1,018,049)	133,496	(884,553)	3.2%	(2.7%)
Operating Expenses	**(1,254,847)**	**79,783**	**(1,175,064)**	**(1,299,746)**	**139,306**	**(1,160,440)**	**3.5%**	**(1.3%)**
Share of Results of Equity Accounted Investees - Core Activities	46,959	(5,618)	41,341	35,047	-	35,047	34.0%	18.0%
OPERATING RESULT (EBIT)	**820,156**	**117,208**	**937,364**	**527,065**	**149,165**	**676,230**	**55.6%**	**38.6%**
% Net revenue	*15.7%*	-	*17.9%*	*10.9%*		*14.1%*		
Financial Result	(586,702)	86,099	(500,603)	(425,054)	-	(425,054)	(38.0%)	(17.8%)
Share of Results of Equity Accounted Investees	-	-	-	(927)	-	(927)	100.0%	100.0%
PROFIT BEFORE TAX	**233,455**	**203,307**	**436,761**	**101,085**	**149,165**	**250,251**	**131.0%**	**74.5%**
% Net revenue	*4.5%*	-	*8.3%*	*1.9%*		*4.8%*		
Income Tax Expense	(104,434)	(18,662)	(123,096)	(15,697)	(37,317)	(53,014)	(565.3%)	(132.2%)
% of pre-tax income	*44.7%*	-	*28.2%*	*6.7%*		*22.7%*		
CONSOLIDATED PROFIT	**129,021**	**184,645**	**313,665**	**85,387**	**111,848**	**197,236**	**51.1%**	**59.0%**
Results Attributable to Non-Controlling Interests	(41,069)	(8,515)	(49,584)	(99,612)	3,981	(95,631)	58.8%	48.2%
GROUP PROFIT	**87,952**	**176,130**	**264,081**	**(14,224)**	**115,829**	**101,606**	**718.3%**	**159.9%**
% Net revenue	*1.7%*	-	*5.0%*	*(0.3%)*		*2.5%*		

Q3 2024 Results - 26 - GRIFOLS

- 27 - Q3 2024 Results Cash Flow | Q3 2024 In thousands of euros Reported Reported Reported Reported Group Profit 51,691 55,875 -7% Depreciation and Amortization 108,364 108,076 0% Net Provisions 4,453 19,269 -77% Other Adjustments and Other Changes in Working Capital 158,008 78,721 101% Change in Operating Working Capital (22,906) (112,779) 80% Changes in Inventories 58,900 (137,134) 143% Change in Trade Receivables (19,466) 44,227 -144% Change in Trade Payables (62,340) (19,871) -214% Net Cash Flow From Operating Activities 299,610 149,163 101% Business Combinations and Investments in Group Companies (114,352) (48,705) -135% CAPEX (51,299) (57,195) 10% R&D/Other Intangible Assets (32,949) (20,971) -57% Other Cash Inflow / (Outflow) 2,199 7,868 -72% Net Cash Flow From Investing Activities (196,401) (119,003) -65% Free Cash Flow 103,209 30,159 242% Issue / (Repayment) of Debt (1,563,615) (81,968) -1808% Capital Grants 5,817 34 16957% Other Cash Flows From / (Used in) Financing Activities 1,350 (137) 1089% Net Cash Flow From Financing Activities (1,556,448) (82,070) -1796% Total Cash Flow (1,453,239) (51,911) -2699% Cash and Cash Equivalents at the Beginning of the Period 2,113,220 541,040 291% Effect of Exchange Rate Changes in Cash and Cash Equivalents (15,039) 7,505 -300% Cash and Cash Equivalents at the End of the Period 644,942 496,634 30% Q3 2024 Q3 2023 % vs PY Grifols Grifols Grifols - 27 -

Cash Flow | 2024 YTD

	2024 YTD	2023 YTD	% vs PY
	Grifols Combined	Grifols Combined	Grifols Combined
In thousands of euros	Reported	Reported	Reported
Reported Group Profit	**87,951**	**(14,224)**	**718%**
Depreciation and Amortization	327,766	336,712	-3%
Net Provisions	59,339	95,110	-38%
Other Adjustments and Other Changes in Working Capital	110,352	34,023	224%
Change in Operating Working Capital	(197,858)	(382,818)	48%
Changes in Inventories	*(73,982)*	*(324,359)*	*77%*
Change in Trade Receivables	*(109,135)*	*(83,296)*	*-31%*
Change in Trade Payables	*(14,741)*	*24,837*	*-159%*
Net Cash Flow From Operating Activities	**387,550**	**68,803**	**463%**
Business Combinations and Investments in Group Companies	1,310,779	(48,705)	2791%
CAPEX	(132,415)	(144,508)	8%
R&D/Other Intangible Assets	(96,200)	(61,642)	-56%
Other Cash Inflow / (Outflow)	(17,188)	1,077	-1696%
Net Cash Flow From Investing Activities	**1,064,976**	**(253,778)**	520%
Free Cash Flow	**1,452,526**	**(184,976)**	885%
Issue / (Repayment) of Debt	(1,360,029)	128,496	-1158%
Capital Grants	11,516	1,401	722%
Other Cash Flows From / (Used in) Financing Activities	16,960	1,968	762%
Net Cash Flow From Financing Activities	**(1,331,553)**	**131,866**	**-1110%**
Total Cash Flow	**120,973**	**(53,110)**	328%
Cash and Cash Equivalents at the Beginning of the Period	**529,577**	549,207	-4%
Effect of Exchange Rate Changes in Cash and Cash Equivalents	**(5,608)**	537	-1145%
Cash and Cash Equivalents at the End of the Period	**644,942**	**496,633**	30%

Q3 2024 Results - 28 - GRIFOLS

Balance Sheet | 2024 YTD

In thousands of euros

Assets

	sep-24	dic-23
Non-Current Assets	**14,960,381**	**14,861,087**
Goodwill and Other Intangible Assets	10,654,352	10,579,562
Property Plant & Equipment	3,162,439	3,247,123
Investments in Equity Accounted Investees	53,220	421,763
Non-Current Financial Assets	636,877	176,676
Other Non-Current Assets	453,493	435,962
Current Assets	**5,323,263**	**6,131,016**
Non-Current Contract Assets Held for Sale	-	1,089,856
Inventories	3,455,609	3,482,399
Current Contract Assets	33,695	47,751
Trade and Other Receivables	973,668	767,259
Other Current Financial Assets	161,799	140,232
Other Current Assets	53,550	73,942
Cash and Cash Equivalents	644,942	529,577
Total Assets	**20,283,644**	**20,992,103**

Liabilities

	sep-24	dic-23
Equity	**7,995,060**	**7,513,695**
Capital	119,604	119,604
Share Premium	910,728	910,728
Reserves	4,068,062	4,040,961
Treasury Stock	(145,287)	(152,748)
Current Year Earnings	87,952	42,318
Other Comprehensive Income	308,836	407,513
Non-Controlling Interests	2,645,165	2,145,320
No-Current Liabilities	**9,933,009**	**11,152,965**
Non-Current Financial Liabilities	8,836,252	10,033,604
Other Non-Current Liabilities	1,096,757	1,119,360
Current Liabilities	**2,355,575**	**2,325,443**
Current Financial Liabilities	1,016,882	1,023,614
Other Current Liabilities	1,338,693	1,301,829
Total Equity and Liabilities	**20,283,644**	**20,992,103**

Q3 2024 Results - 29 - GRIFOLS

- 30 - Q3 2024 Results EBIT to EBITDA and EBITDA Adjusted In thousand of euros 317,034 299,321 203,802 255,252 1,075,409 246,917 (108,364) (114,310) (106,139) (113,869) (442,683) (110,093) Reported EBITDA 425,398 413,631 309,941 369,122 1,518,093 357,010 % Net revenue 23.7% 22.8% 19.1% 20.9% 22.4% 22.3% Restructuring costs 21,673 10,095 2,326 19,916 54,009 - Transaction costs 7,882 16,145 15,318 19,590 58,934 13,762 Impairments 787 - - 1,794 2,581 - Biotest Next Level Project 5,113 4,922 16,798 33,100 59,934 - SRAAS One-off - (5,618) - - (5,618) - Other non-recurring items 1,245 1,613 6,020 - 8,877 - Total adjustments 36,700 27,157 40,461 74,400 178,717 13,762 Adjusted EBITDA 462,098 440,788 350,402 443,522 1,696,812 370,772 % Net revenue 25.8% 24.2% 21.6% 25.1% 25.0% 23.2% Q3 2024 Q1 2024 Q4 2023 Q3 2023Q2 2024 Q3 2024 LTM Depreciation & Amortization OPERATING RESULT (EBIT) - 30 -

- 31 - Q3 2024 Results Leverage Ratio as per Credit Agreement In millions of euros except ratio. Q3'24 Q2'24 Q1'24 Q4'23 Q3'23 Non-Current Financial Liabilities 8,836 8,752 9,650 10,034 10,413 Non-recurrent Lease Liabilities (IFRS16) (969) (1,025) (1,026) (1,004) (1,042) Current Financial Liabilities 1,017 2,757 1,745 1,023 764 Recurrent Lease Liabilities (IFRS16) (111) (109) (111) (107) (111) Cash and Cash Equivalents (645) (2,113) (449) (530) (497) Net Financial Debt as per Credit Agreement 8,128 8,262 9,811 9,416 9,527 In millions of euros except ratio. LTM Q3'24 LTM Q2'24 LTM Q1'24 FY 2023 LTM Q3'23 OPERATING RESULT (EBIT) 1,075 1,005 934 781 676 Depreciation & Amortization (443) (444) (441) (458) (468) Reported EBITDA 1,518 1,450 1,375 1,239 1,144 IFRS 16 (113) (110) (104) (102) (103) Restructuring costs 57 34 24 159 165 Transaction costs 59 65 59 48 31 Cost savings, operating improvements and synergies on a "run rate" 146 136 131 134 126 Other one-offs (62) (75) (43) (7) 24 Total adjustments 87 50 66 232 243 Adjusted EBITDA LTM as per Credit Agreement 1,605 1,500 1,442 1,471 1,387 Leverage Ratio as per Credit Agreeement 5.1x 5.5x 6.8x 6.4x 6.9x

- 32 - Q3 2024 Results Leverage Ratio as per Consolidated EBITDA and Net Debt as per Balance Sheet In millions of euros except ratio. Q3'24 Q2'24 Q1'24 Q4'23 Q3'23 Non-Current Financial Liabilities 8,836 8,752 9,650 10,034 10,413 Current Financial Liabilities 1,017 2,757 1,745 1,023 764 Cash and Cash Equivalents (645) (2,113) (449) (530) (497) Net Financial Debt 9,208 9,396 10,947 10,527 10,680 In millions of euros except ratio. LTM Q3'24 LTM Q2'24 LTM Q1'24 FY 2023 LTM Q3'23 OPERATING RESULT (EBIT) 1,077 1,005 934 781 676 Depreciation & Amortization (441) (444) (441) (458) (468) Reported EBITDA 1,518 1,450 1,375 1,239 1,144 Leverage Ratio Reported 6.1x 6.5x 8.0x 8.5x 9.3x

NCI Contributions

In thousand of euros	LTM Q3 2024 GDS	Biotest	BPC	Haema
Profit after tax from continuing operations	113,203	(87,629)	49,564	3,846
Income tax expense	(47,111)	15,714	3,840	(8,440)
Financial result	67,933	(37,329)	6,981	7,805
Amortisation and depreciation	(47,370)	(54,396)	(8,151)	(8,381)
Consolidated EBITDA	**139,751**	**(11,617)**	**46,894**	**12,862**
Impact IFRS16- Finance Leases (leases of plasma donation centre properties)	(2,381)	(8,188)	(5,514)	(4,644)
Restructuring costs	5,697	-	202	0
Other non-recurring items	-	10,400	-	-
Consolidated EBITDA under Credit Agreement	**143,066**	**(9,405)**	**41,581**	**8,219**
% of non-controlling interest	45%	30%	100%	100%
Consolidated EBITDA according to Credit Agreement non-controlling interest	**64,380**	**(2,805)**	**41,581**	**8,219**
Cash and cash equivalents	(733)	(24,656)	(6,879)	(18,992)
Financial assets/liabilities with Grifols	(1,032,122)	334,393	-	-
Leasing liabilities (leases of real estate of plasma donation centres)	12,943	58,208	55,894	12,669
Loans and other financial liabilities	524	72,130	-	-
Total Balance Sheet Net Debt	**(1,019,389)**	**440,075**	**49,015**	**(6,323)**
Impact IFRS16- Finance Leases (leases of plasma donation centre properties)	(12,943)	(58,208)	(55,894)	(12,669)
Total Net Financial Debt according to Credit Agreement	**(1,032,332)**	**381,867**	**(6,879)**	**(18,992)**
Total Net Financial Debt according to Credit Agreement non-controlling interest	**(464,549)**	**113,873**	**(6,879)**	**(18,992)**

Q3 2024 Results - 33 - GRIFOLS

- 34 - Q3 2024 Results FCF Before Extraordinary Items In millions of euros Q3'24 Q2'24 Q1'24 Q4'23 Q3'23 EBITDA Adjusted 462 441 350 444 371 Changes in working capital (23) 164 (339) (23) (113) CAPEX (51) (43) (38) (80) (57) R&D and IT (33) (41) (22) (24) (21) Taxes (32) (59) (4) (91) (37) Interests (55) (233) (106) (129) (111) Others 15 (32) (66) (49) 64 FCF Before Extraordinary Items 282 196 (225) 48 96 Extraordinary Growth CAPEX (114) (119) (23) (19) (48) Restructuring and transaction costs (41) (20) (5) (20) (19) Free Cash Flow 127 57 (253) 9 30

Net Revenue Reconciliation at cc | Q3 2024

In thousands of euros	Q3 2024	Q3 2023	% Var
Reported Net Revenues	1,792,956	1,597,481	12.2%
Variation due to Exchange Rate Effects	2,040		
Net Revenues at Constant Currency	**1,794,996**	**1,597,481**	**12.4%**

In thousands of euros	Q3 2024	Q3 2023	% Var
Reported Biopharma Net Revenues	1,532,745	1,367,663	12.1%
Variation due to Exchange Rate Effects	33		
Reported Biopharma Net Revenues at Constant Currency	**1,532,778**	**1,367,663**	**12.1%**

In thousands of euros	Q3 2024	Q3 2023	% Var
Reported Diagnostic Net Revenues	156,292	156,283	0.0%
Variation due to Exchange Rate Effects	2,030		
Reported Diagnostic Net Revenues at Constant Currency	**158,322**	**156,283**	**1.3%**

In thousands of euros	Q3 2024	Q3 2023	% Var
Reported Bio Supplies Net Revenues	53,698	36,056	48.9%
Variation due to Exchange Rate Effects	(99)		
Reported Bio Supplies Net Revenues at Constant Currency	**53,599**	**36,056**	**48.7%**

In thousands of euros	Q3 2024	Q3 2023	% Var
Reported Others & Intersegments Net Revenues	50,221	37,479	34.0%
Variation due to Exchange Rate Effects	76		
Reported Other & Intersegments Net Revenues at Constant Currency	**50,297**	**37,479**	**34.2%**

In thousands of euros	Q3 2024	Q3 2023	% Var
Reported U.S. + Canada Net Revenues	1,044,035	970,208	7.6%
Variation due to Exchange Rate Effects	(3,816)		
Reported U.S. + Canada Net Revenues at Constant Currency	**1,040,219**	**970,208**	**7.2%**

In thousands of euros	Q3 2024	Q3 2023	% Var
Reported EU Net Revenues	359,448	289,423	24.2%
Variation due to Exchange Rate Effects	(53)		
Reported EU Net Revenues at Constant Currency	**359,395**	**289,423**	**24.2%**

In thousands of euros	Q3 2024	Q3 2023	% Var
Reported ROW Net Revenues	389,474	337,850	15.3%
Variation due to Exchange Rate Effects	5,909		
Reported ROW Net Revenues at Constant Currency	**395,383**	**337,850**	**17.0%**

Q3 2024 Results - 35 - GRIFOLS

Net Revenue Reconciliation at cc | 2024 YTD

In thousands of euros	2024 YTD	2023 YTD	% Var
Reported Net Revenues	5,236,568	4,822,427	8.6%
Variation due to Exchange Rate Effects	23,726		
Net Revenues at Constant Currency	**5,260,294**	**4,822,427**	**9.1%**

In thousands of euros	2024 YTD	2023 YTD	% Var
Reported Biopharma Net Revenues	4,455,100	4,065,878	9.6%
Variation due to Exchange Rate Effects	14,766		
Reported Biopharma Net Revenues at Constant Currency	**4,469,866**	**4,065,878**	**9.9%**

In thousands of euros	2024 YTD	2023 YTD	% Var
Reported Diagnostic Net Revenues	478,835	497,772	(3.8%)
Variation due to Exchange Rate Effects	8,381		
Reported Diagnostic Net Revenues at Constant Currency	**487,216**	**497,772**	**(2.1%)**

In thousands of euros	2024 YTD	2023 YTD	% Var
Reported Bio Supplies Net Revenues	163,261	118,670	37.6%
Variation due to Exchange Rate Effects	(121)		
Reported Bio Supplies Net Revenues at Constant Currency	**163,140**	**118,670**	**37.5%**

In thousands of euros	2024 YTD	2023 YTD	% Var
Reported Others & Intersegments Net Revenues	139,371	140,106	(0.5%)
Variation due to Exchange Rate Effects	700		
Reported Other & Intersegments Net Revenues at Constant Currency	**140,071**	**140,106**	**0.0%**

In thousands of euros	2024 YTD	2023 YTD	% Var
Reported U.S. + Canada Net Revenues	3,007,232	2,893,072	3.9%
Variation due to Exchange Rate Effects	6,590		
Reported U.S. + Canada Net Revenues at Constant Currency	**3,013,822**	**2,893,072**	**4.2%**

In thousands of euros	2024 YTD	2023 YTD	% Var
Reported EU Net Revenues	1,109,757	916,955	21.0%
Variation due to Exchange Rate Effects	(164)		
Reported EU Net Revenues at Constant Currency	**1,109,593**	**916,955**	**21.0%**

In thousands of euros	2024 YTD	2023 YTD	% Var
Reported ROW Net Revenues	1,119,579	1,012,400	10.6%
Variation due to Exchange Rate Effects	17,300		
Reported ROW Net Revenues at Constant Currency	**1,136,879**	**1,012,400**	**12.3%**

Q3 2024 Results - 36 - GRIFOLS

- 37 - Q3 2024 Results Investor Relations

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